UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
Very Substantial Acquisition
Termination and cancellation of the 1999 Lease Agreement and ancillary agreement in respect of APSTAR-IIR/Telstar 10
Resumption of Trading of Securities
The board of directors announced that the Lease Termination Agreement was entered into between the Company, APT (HK), a wholly-owned subsidiary of the Company, Telesat and TAPS in respect of the termination and cancellation of the 1999 Lease Agreement and ancillary satellite service agreement in respect of APSTAR-IIR/Telstar 10. The Refund by APT (HK) to Telesat and TAPS will amount to US$69,500,000, subject to adjustment.
The 1999 Lease Agreement was a major transaction of the Company. The entering into of the Lease Termination Agreement will constitute a very substantial acquisition under the Listing Rules.
The trading of the securities of the Company was suspended from 12:01 p.m. on 1 June 2009 pending the issue of this announcement. Application has been made for the resumption of trading of the securities of the Company with effect from 9:30 a.m. on 2 June 2009.
The board of directors announced that on 1 June 2009, the Company, APT (HK), a wholly-owned subsidiary of the Company, Telesat and TAPS entered into the Lease Termination Agreement in respect of APSTAR-IIR/Telstar 10, pursuant to which APT (HK) will refund the portion of the lease payments paid in advance by TAPS (as lessee) under the 1999 Lease Agreement with respect to the remaining unexpired lease period from July 2009 to September 2012, in return for the termination and cancellation of the 1999 Lease Agreement and the ancillary satellite service agreement and the other covenants and agreements contained in the Lease Termination Agreement.
Reference is made to the announcements made by the Company dated 18 August, 8 September and 3 December 1999 and the circular of the Company of 20 September 1999 in respect of the 1999 Lease Agreement. Pursuant to the 1999 Lease Agreement, substantially all of the transponders of the satellite APSTAR-IIR/Telstar 10 were leased at a lease price of approximately US$298 million (which was reduced to US$273 million as a result of shortening of the payment period) for the remaining life of the satellite of approximately 14 years from September 1999 and APT (HK) has been providing satellite services at a fee. The 1999 Lease Agreement was accounted for as a disposal of property, plant and equipment in the accounts of APT (HK) and a profit was recorded. It is expected that with the Termination, the return of the remaining life span of the transponders capacity will be treated as an addition of an asset in the accounts of APT (HK).

LEASE TERMINATION AGREEMENT

Parties:
the Company
APT (HK), a wholly-owned subsidiary of the Company
Telesat
TAPS, a subsidiary of Telesat

To the best of the directors’ knowledge, information and belief, having made all reasonable enquiry, Telesat, TAPS and their ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

Major Terms:	Termination and cancellation of the operating agreements in respect of the leasing of APSTAR-IIR/Telstar 10
(i)	1999 Lease Agreement
Pursuant to the 1999 Lease Agreement, substantially all of the transponders of APSTAR-IIR/Telstar 10, one of the satellites of the Group, were leased by APT (HK) to TAPS. It is agreed by the parties that with effect from the Termination Date, the 1999 Lease Agreement will be cancelled, terminated and extinguished in all respects and no longer of any further force or effect. All rights, duties, liabilities and obligations of TAPS and APT (HK) under the 1999 Lease Agreement will be terminated.
(ii)	Satellite Service Agreement
Pursuant to the Satellite Service Agreement, APT (HK) performs certain services on APSTAR-IIR/Telstar 10 in return for an annual fee payable by TAPS. It is agreed by the parties that with effect from the Termination Date, the Satellite Service Agreement be cancelled and terminated.

Refund:
If the Termination occurs on 2 July 2009, US$69,500,000, subject to such adjustment amount of 100% of Transferred Revenue for services rendered on 1 July 2009 and 2 July 2009, (the “Refund”) to be paid in cash by APT (HK) to such account or accounts as TAPS may specify on behalf of TAPS and Telesat by way of 2 instalments:-

(i)	90% of the Refund, on the Termination Date; and

(ii)	10% of the Refund, not later than the first anniversary date of the Termination Date, with an 8% p.a. interest payment.
In case the Termination occurs after 2 July 2009, the Refund will be reduced by an amount equal to the following percentages of the applicable revenue accrued for services under the Customers Contracts during the period from 3 July 2009 to and including the Termination Date:
(a)
for the period from 3 July 2009 through the earlier of 21 July 2009 and the Termination Date, an amount equal to 100% of the Transferred Revenue for services rendered under the during such period, unless the failure of the Termination to occur on 2 July 2009 is a result of a breach by APT (HK) of any of its obligations under the Lease Termination Agreement or a breach by the Company or APT International of any of their respective obligation under their respective commitment letter (details as set out in the section “Commitment Letters” below), in which case the applicable percentage shall be 85% of such Transferred Revenue; and

(b)
for the period, if any, from 22 July 2009 through the Termination Date, 85% of the Transferred Revenue for services rendered during such period, provided that the delay is not caused by any breach of obligations on the part of TAPS or Telesat, in which case the applicable percentage shall be 100% of such Transferred Revenue.

Payment of the adjusted amount, if any, shall take place within 30 Business Days after the Termination Date.

Major Conditions:	Conditions to obligations of APT
1.	approval by shareholders of the Company in respect of the transactions contemplated under the Lease Termination Agreement,

2.
no court or other governmental entity having competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is in effect and prohibits the consummation of the transactions contemplated under the Lease Termination Agreement by any relevant party or causes the consummation of the transactions to be in violation of such law or order or would result, or would reasonably be likely to result, in a material adverse effect on APT (HK), TAPS or Telesat;

3.
the representations and warranties of Telesat and TAPS made in or pursuant to the Lease Termination Agreement shall be true and correct at Termination except where the failure of such representations or warranties to be so true and correct, in the aggregate, has not had and would not reasonably be likely to have, a material adverse effect on APSTAR-IIR/Telstar 10;

4.	the covenants contained in the Lease Termination Agreement to be complied with or performed by TAPS and Telesat shall have been complied with or performed in all material respects;

5.	the liens under a credit agreement encumbering the interest of TAPS under the 1999 Lease Agreement and the interests of Telesat in the Customer Contracts shall have been terminated;

6.	since the date of the Lease Termination Agreement, there shall not have been a material adverse effect on APSTAR-IIR/Telstar 10;

7.	APT (HK) shall have obtained replacement in-orbit insurance coverage effective as of the Termination Date.

Conditions to obligations of TAPS and Telesat
(a)
no court or other governmental entity having competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is in effect and prohibits the consummation of the transactions contemplated under the Lease Termination Agreement by any relevant party or causes the consummation of such transactions to be in violation of such law or order;

(b)	the representations and warranties of APT (HK) made in or pursuant to the Lease Termination Agreement shall be true and correct in all material respects at Termination;

(c)	the covenants contained in the Lease Termination Agreement to be complied with or performed by APT (HK) shall have been complied with or performed in all material respects; and

(d)	approval by shareholders of the Company in respect of the transactions contemplated under the Lease Termination Agreement.
Provided that it is not in material default or breach of the Lease Termination Agreement and any condition precedent becomes incapable of fulfilment is not waived by it, APT (HK) may terminate the Lease Termination Agreement. TAPS may also terminate the Lease Termination Agreement provided that neither itself nor Telesat is in material default or breach of the Lease Termination Agreement and any condition precedent becomes incapable of fulfilment is not waived by it.

Closing:
Termination shall take place on the later of (i) 2 July 2009, and (ii) the first business day immediately following approval of the shareholders of the Company in general meeting of the transactions contemplated under the Lease Termination Agreement provided that all other conditions are fulfilled or waived by the relevant parties. It is currently expected that the Termination shall take place on 2 July 2009.

Indemnity:
Telesat shall indemnify APT (HK) and its affiliates and APT (HK) shall indemnify TAPS and its affiliates against any and all losses suffered or incurred by the indemnified parties as a result of or arising directly or indirectly out of or in connection with any breach by such party or its affiliate of their respective representations, warranties, covenants or agreements under the Lease Termination Agreement.

Telesat shall also indemnify APT (HK) and its affiliates against any and all losses suffered or incurred by the indemnified parties as a result of TAPS’s or Telesat’s breach of the Customer Contracts occurred prior to the Termination Date and any liabilities which is proximately caused by action or inaction (if there is a duty to act) occurring or existing on or prior to the Termination Date relating to APSTAR-IIR/Telstar 10 and any liabilities of Telesat or TAPS, other than those obligations assumed by APT (HK) pursuant to the Lease Termination Agreement.

APT (HK) shall indemnify TAPS and its affiliates against any and all losses suffered or incurred by the indemnified parties as a result of any customer disputes or other litigation or liability under the back-to-back arrangement in respect of customer contracts not assigned at Termination, subject to certain exceptions.
Except in the case of fraud or intentional misrepresentation, the aggregate liability of each indemnifying party in respect of the breaches is subject to a cap of US$10,000,000, net of income tax benefits realised and insurance proceeds received by the indemnified person.

Other terms:	1. Assignment of Customers Contracts
As a result of the termination of the 1999 Lease Agreement, subsisting customers contracts entered into between Telesat and TAPS with their respective customers as of the Termination Date in respect of the services of the transponders of APSTAR-IIR/Telstar 10 will be assigned to APT (HK), together with deposits and prepayment, if any. As at 29 May 2009, there were 102 subsisting customers contracts in respect of leasing of transponders capacity entered into. Prior to Termination, Telesat and TAPS shall have the right to enter into customers contracts in the ordinary course of business provided that no new contract having an expiration date beyond 30 April 2012 (five months prior to the latest estimated expiration of life span date of APSTAR-IIR/Telstar 10) or including restoration or option rights exercisable by customer on another satellite shall be entered into without the prior written consent of APT (HK).
In respect of contracts which are not assignable or which APT (HK) requested not to be assigned, a back-to-back arrangement will be entered into so that services will be continued to provided to these customers on a pass-through basis:
Retained customers contracts     In the event that (i) the assignment of a customer contract is restricted by its terms (the “Unassigned Contract”) or (ii) APT (HK) has requested Telesat to retain a customer contract (the “Designated Contract”), a back-to-back contract will be entered into between Telesat with APT (HK) so that the contract can continue to be performed on a pass-through basis. Telesat shall be entitled to retain a management fee of 2% of the revenue received under (i) the Designated Contracts and (ii) any renewals or extensions of the Unassigned Contracts, until the assignment of such contracts to APT (HK).
Multiple-satellite contracts Telesat shall use commercially reasonable efforts to obtain the consent of customers to the multi-satellite contracts to the assignment of the benefits and burdens thereof relating to APSTAR-IIR/Telstar 10 to APT (HK), on or prior to the Termination Date. If such consent is obtained, the portion of such contract relating to services rendered with respect to the APSTAR-IIR/Telstar 10 will be reformed or novated into a separate contract which shall be assigned or novated to APT (HK) on the Termination Date. Otherwise, Telesat and APT (HK) shall enter into a Multi-Satellite Contracts Agreement to provide services to the customer by subcontracting such portion of the contract to APT (HK), at the expense of APT (HK).

Restoration or Option Rights.     In the event a customer under a Customer Contract exercises a restoration or option right subsisting as of the Termination Date with respect to any other satellite owned by Telesat or an affiliate, Telesat shall, or shall cause its affiliate to, lease such transponder capacity to APT (HK), for the purpose of satisfying such rights, at a rate not greater than the rate payable by the customer for such capacity under the applicable Customer Contract and shall keep the requisite capacity unleased or leased on a preemptible basis. APT (HK) shall agree to reciprocal arrangement in respect of a customer contract in respect of a maximum of two C-band preemptible transponders in respect of APSTAR-IIR/Telstar 10 on APT (HK)’s standard terms and conditions.
Transition Services Agreement.     Telesat and APT (HK) will enter into an agreement pursuant to Telesat will provide to APT (HK) technical services for the smooth transition of and operational support to counterparties of the Customer Contracts for a period no more than three months.
2.	Network Services Contracts
APT (HK) shall lease such transponder capacity on APSTAR-IIR/Telstar 10 or any replacement as is necessary from time to time to enable Telesat or its affiliates to perform the network services provided for under certain existing contracts at rates for such capacity set forth on the Lease Termination Agreement.
3.	Marketing arrangement.
For a period of five (5) years from the Termination Date, Telesat shall act as a non-exclusive marketing agent for APT (HK) on terms to be agreed upon in good faith, with respect to the lease of capacity on APSTAR-IIR/Telstar 10. Telesat shall be entitled to a management fee equal to 5% of the revenue received under any customer contract with a new customer entered into as a result of Telesat’s marketing efforts thereunder.
4.	Non-competition.
For a period of five years from the Termination Date, Telesat shall not, and shall cause its affiliates not to, directly or indirectly, solicit any of the customer party to the Customer Contracts with respect to the provision of the satellite services contemplated by the Customer Contract, without the prior written consent of APT (HK).
BASIS OF DETERMINATION OF THE REFUND
The amount of the refund was mutually agreed between the parties after arm’s length negotiation and is based on (a) the technical and health situations of APSTAR-IIR/Telstar 10 and (b) lease payments paid in advance by TAPS (as lessee) under the 1999 Lease Agreement with respect to the remaining unexpired lease period from July 2009 to September 2012, the estimated remaining useful life of the satellite.
The Refund will be funded out of internal resources and bank borrowing of APT (HK) and the Company.

FINANCIAL INFORMATION
According to information provided by Telesat,
(i)
the aggregate service fees received from customers in respect of their provision of transponder services under APSTAR-IIR/Telstar 10 amounted to approximately US$33.2 million and US$35.5 million for the two years ended 31 December 2007 and 31 December 2008, respectively; and

(ii)	the book value of the rights of TAPS under the Lease Agreement as at 31 December 2008 was approximately US$41.8 million.
REASONS AND BENEFITS FOR ENTERING INTO THE TRANSACTION
The directors of the Company believe that the Company will benefit from expanding the utilization of transponder resources, further increasing the revenue of the Company and strengthening competitive advantage and growth potential for long-term development of the Company by securing the opportunity of future satellite continuity as a result of the entering into the Lease Termination Agreement.
The directors of the Company (including the independent non-executive directors) believe that the terms of the transaction are fair and reasonable and in the interests of the shareholders as a whole.
INFORMATION ON APSTAR-IIR/TELSTAR 10
APSTAR-IIR/Telstar 10, a three-axis body-stabilised FS-1300 geostationary satellite supplied by Space System/Loral Inc., is the third in-orbit satellite of the Company which was successfully launched on board a Long March 3B launch vehicle on 17 October 1997. Furthermore, it has very broad footprints covering over 100 countries across Asia, Europe, Africa and Australia, or approximately 75% of the world’s population.
APT (HK) is the title owner of APSTAR-IIR/Telstar 10 and control of the satellite through its satellite control centre in Tai Po, Hong Kong, under its two existing operational licences in respect of the satellite granted by OFTA.
COMMITMENT LETTERS
APT International Commitment Letter
APT International, the owner of 51.83% of the issued share capital of the Company, has delivered to TAPS and Telesat on the date of the Lease Termination Agreement a written commitment undertaking to vote all the shares it owns in the Company in favour of the transactions contemplated under the Lease Termination Agreement.
Company Commitment Letter
The Company has delivered to TAPS and Telesat, on the date of the Lease Termination Agreement, a written commitment to comply with the relevant requirements of the Listing Rules, to call a shareholders meeting on or before 29 June 2009 on a best effort basis and that subject to the approval by shareholders of the Company of the Lease Termination Agreement, to procure APT (HK) to complete the same.

Loral Confirmation Letter
Loral Holdings Corporation, the holding company of Telsat, has delivered to Telesat the Loral Confirmation Letter confirming that it consents to the transactions contemplated under the Lease Termination Agreement.
INFORMATION ON THE PARTIES TO THE LEASE TERMINATION AGREEMENT
Telesat
Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat is a satellite services operator. The company provides satellite-delivered communications solutions to broadcast, telecom, corporate and government customers. Telesat now has a global state-of-the-art fleet of 13 satellites, with another satellite under construction, and manages the operations of 13 additional satellites for third parties. Telesat is privately held. Its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).
TAPS
Telesat Asia Pacific Satellite (HK) Limited (formerly known as Loral Asia Pacific Satellite (HK) Limited), is a company incorporated in Hong Kong and an indirect, wholly owned subsidiary of Telesat. TAPS is the counterparty to the 1999 Lease Agreement pursuant to which it is the leasee of substantially all of the transponders of APSTAR-IIR/Telstar 10, one of the satellites of the Company, and is a party to the Satellite Service Agreement, pursuant to which APT (HK) currently performs certain services on APSTAR-IIR/Telstar 10.
The Company
The Company is an investment holding company. Its subsidiaries are principally engaged in the maintenance, operation, provision of satellite transponder capacity and related services; satellite-based broadcasting and telecommunications services; and other service.
APT (HK)
APT (HK) is principally engaged in the maintenance, operation, provision of satellite transponder capacity and related services; satellite-based broadcasting and telecommunications services; and other service.
LISTING RULES REQUIREMENTS
The termination of the 1999 Lease Agreement contemplated under the Lease Termination Agreement constitute a very substantial acquisition of the Company as the Refund amount exceeds 100% of the market capitalisation of the Company.
The services to be provided under the Network Service Contracts and the Customer Contracts are transactions of a revenue nature in the ordinary and usual course of business (as referred to in rule 14.04(8) of the Listing Rules) of the Company and do not constitute notifiable transactions under Chapter 14 of the Listing Rules.
A circular setting out details of the transactions contemplated under the Lease Termination Agreement, together with notice of the special general meeting of the Company, will be despatched to shareholders of the Company in due course.

APT International, the substantial shareholder of the Company which currently holds 214,200,000 shares of HK$0.10 each, approximately 51.83% of the issued share capital of the Company, has confirmed and committed to Telesat and TAPS that it will vote for the transactions contemplated under the Lease Termination Agreement.
SUSPENSION AND RESUMPTION OF TRADING
The trading of the securities of the Company was suspended from 12:01 p.m. on 1 June 2009 pending the issue of this announcement. Application has been made for the resumption of trading of the securities of the Company with effect from 9:30 a.m. on 2 June 2009.
DEFINED TERMS USED IN THIS ANNOUNCEMENT
Capitalised terms used in this announcement shall have the following meanings:-

“1999 Lease Agreement”	a lease agreement dated 18 August 1999 between APT (HK) and TAPS, as amended and supplemented, in respect of the leasing of substantially all of the transponders of APSTAR-IIR (which was renamed as APSTAR-IIR/Telstar 10)

“APT (HK)”	APT Satellite Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company

“APT International”	APT Satellite International Company Limited

“Company”	APT Satellite Holdings Limited

“Customer Contracts”	the customer contracts of TAPS or Telesat in respect of the leasing of transponders capacity of APSTAR-IIR/Telstar 10 subsisting on the Termination Date

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“OFTA”	Office of the Telecommunications Authority of Hong Kong

“Satellite Service Agreement”	a satellite service agreement dated 18 August 1999 between APT (HK) and TAPS, in respect of the provision of services by APT (HK) in respect of APSTAR-IIR/Telstar 10

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“TAPS”	Telesat Asia Pacific Satellite (HK) Limited (formerly known as Loral Asia Pacific Satellite (HK) Limited), a company incorporated in (Hong Kong) and a subsidiary of Telesat

“Telesat”	Telesat Canada, a corporation incorporated under the laws of Canada

“Termination”	the termination of the 1999 Lease Agreement pursuant to the Lease Termination Agreement

“Termination Date”	the termination date of the 1999 Lease Agreement pursuant to the Lease Termination Agreement, details of which are set out in the bullet point “Closing” under “section headed “Lease Termination Agreement “ above

“Transferred Revenue”	means revenue accrued for services rendered under the Customer Contracts during the period following 1 July 2009
By Order of the Board
Dr. Brian Lo
Company Secretary
Hong Kong, 1 June 2009
The directors of the Company as at the date of this announcement are as follows:
Executive Directors:
Cheng Guangren (President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong, , Wu Jinfeng and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

FORWARD LOOKING STATEMENTS
This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 2, 2009.

APT Satellite Holdings Limited
By	/s/ Cheng Guangren
Cheng Guangren
Executive Director and President